SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of March, 2003

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




Exhibit No.      Description

No. 1:           Director Shareholding announcement released on 5th March 2003

Exhibit No.1

                       DEALINGS BY DIRECTORS


1)  NAME OF COMPANY

THE RANK GROUP PLC

2)  NAME OF DIRECTOR

IAN DYSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ACQUISITION OF SHARES

7)  Number of shares/amount of
    stock acquired

98,293

8)   (N/A %)
    of issued Class

NOT SIGNIFICANT

9)  Number of shares/amount
    of stock disposed

-

10)  ( N/A %)
    of issued Class

-

11) Class of security

ORDINARY SHARES

12) Price per share

GBP0.00 (LONG TERM INCENTIVE PLAN)

13) Date of transaction

5 MARCH 2003

14) Date company informed

5 MARCH 2003

15) Total holding following this notification

118,293 ORDINARY SHARES OF 10P

16) Total percentage holding of issued class following this notification

NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number.



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

CHARLES CORMICK 020 7708 1111

25) Name and signature of authorised company official responsible for making this notification

    Date of Notification     5 MARCH 2003



                       DEALINGS BY DIRECTORS


1)  NAME OF COMPANY

THE RANK GROUP PLC

2)  NAME OF DIRECTOR

MICHAEL EDWARD SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ACQUISITION AND DISPOSAL OF SHARES

7)  Number of shares/amount of
    stock acquired

190,443

8)   (N/A %)
    of issued Class

NOT SIGNIFICANT

9)  Number of shares/amount
    of stock disposed

40,443

10)  ( N/A %)
    of issued Class

NOT SIGNIFICANT

11) Class of security

ORDINARY SHARES

12) Price per share

ACQUISITION - GBP0.00 (LONG TERM INCENTIVE PLAN)
DISPOSAL - GBP2.3825

13) Date of transaction

5 MARCH 2003

14) Date company informed

5 MARCH 2003

15) Total holding following this notification

270,000 ORDINARY SHARES OF 10P

16) Total percentage holding of issued class following this notification

NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number.



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

CHARLES CORMICK 020 7706 1111

25) Name and signature of authorised company official responsible for making this notification

    Date of Notification     5 MARCH 2003

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date: 17 March 2003

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary